UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sovereign Bancorp, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

845905108

(CUSIP Number)

Ralph V. Whitworth
Relational Investors, LLC
12400 High Bluff Drive, Suite 600
San Diego, CA 92130
(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 5, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 845905108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,757,189

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 23,757,189

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,757,189

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.51%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,907,609

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,907,609

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,907,609

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.35%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Fund Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 105,205

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 105,205

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 105,205

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.03%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Coast Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 220,117

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 220,117

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 220,117

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.06%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 98,713

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 98,713

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 98,713

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.03%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,248,730

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,248,730

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,248,730

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.62%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 2, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,178,665

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,178,665

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,178,665

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.60%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 4, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 396,397

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 396,397

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 396,397

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.11%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 6, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 254,615

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 254,615

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 254,615

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.07%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 7, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 142,732

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 142,732

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 142,732

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.04%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 218,595

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 218,595

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 218,595

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.06%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,648,851

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,648,851

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,648,851

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.27%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors IX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,925,255

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,925,255

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,925,255

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.53%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors X, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 737,688

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 737,688

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 737,688

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.20%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,126,087

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,126,087

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,126,087

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.31%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 241,885

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 241,885

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 241,885

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.07%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XIV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 855,408

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 855,408

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 855,408

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.23%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ralph V. Whitworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 23,757,189

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 23,757,189

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,757,189

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.51%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David H. Batchelder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 23,757,189

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 23,757,189

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,757,189

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.51%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joel L. Reed

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 23,757,189

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 23,757,189

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,757,189

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.51%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James J. Zehentbauer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 23,757,189

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 23,757,189

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,757,189

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.51%

14.	Type of Reporting Person (See Instructions) IN

Item 3.	Source and Amount of Funds or Other Consideration

Two client accounts managed by RILLC purchased an aggregate of 62,991 Shares for a total consideration (including brokerage commissions) of $1,406,881.62 derived from capital of the managed accounts and margin borrowings from the client margin accounts at Credit Suisse First Boston Corporation (“CSFBC”).  The other three accounts managed by RILLC purchased an aggregate of 3,387,646 Shares for a total consideration (including broker commissions) of $75,574,819.58 derived from the capital of the managed accounts.

RILP purchased an aggregate of 4,907,609 Shares for total consideration (including brokerage commissions) of $109,523,134.64 derived from the capital of RILP.

RFP purchased an aggregate of 105,205 Shares for total consideration (including brokerage commissions) of $2,334,479.76 derived from the capital of RFP and margin borrowings from a margin account at CSFBC.

RCP purchased an aggregate of 220,117 Shares for total consideration (including brokerage commissions) of $4,862,081.54 derived from the capital of RCP and margin borrowings from a margin account at CSFBC.

RP purchased an aggregate of 98,713 Shares for total consideration (including brokerage commissions) of $2,197,250.70 derived from the capital of RP.

RH1 purchased an aggregate of 2,248,730 Shares for total consideration (including brokerage commissions) of $50,109,310.99 derived from the capital of RH1 and margin borrowings from a margin account at CSFBC.

RH2 purchased an aggregate of 2,178,665 Shares for total consideration (including brokerage commissions) of $48,380,477.79 derived from the capital of RH2 and margin borrowings from a margin account at CSFBC.

RH4 purchased an aggregate of 396,397 Shares for total consideration (including brokerage commissions) of $8,868,698.30 derived from the capital of RH4.
RH6 purchased an aggregate of 254,615 Shares for total consideration (including brokerage commissions) of $5,628,220.90 derived from the capital of RH6.
RH7 purchased an aggregate of 142,732 Shares for total consideration (including brokerage commissions) of $3,149,884.96 derived from the capital of RH7.
RI III purchased an aggregate of 218,595 Shares for total consideration (including brokerage commissions) of $4,836,680.20 derived from the capital of RI III.
RI VIII purchased an aggregate of 4,648,851 Shares for total consideration (including brokerage commissions) of $102,285,696.11 derived from the capital of RI VIII.
RI IX purchased an aggregate of 1,925,255 Shares for total consideration (including brokerage commissions) of $42,418,049.21 derived from the capital of RI IX.
RI X purchased an aggregate of 737,688 Shares for total consideration (including brokerage commissions) of $16,363,160.37 derived from the capital of RI X.
RI XI purchased an aggregate of 1,126,087 Shares for total consideration (including brokerage commissions) of $25,309,230.82 derived from the capital of RI XI.
RI XII purchased an aggregate of 241,885 Shares for total consideration (including brokerage commissions) of $5,431,487.48 derived from the capital of RI XII.
RI XIV purchased an aggregate of 855,408 Shares for total consideration (including brokerage commissions) of $18,849,342.85 derived from the capital of RI XIV.

Interest on the margin debt balance of each of the margin accounts described above is charged at the then Federal Funds Rate plus 50 basis points.  CSFBC has a lien on the Shares held by two of the five accounts managed by RILLC and those held by each of RFP, RCP, RH1 and RH2 to secure repayment of the margin borrowings described above.

Item 4.	Purpose of Transaction
Item 4 is amended and restated as follows:
The Reporting Persons acquired the shares beneficially owned by them and covered by this statement because, in their opinion, such shares are undervalued in the market at the present time.

Over the past ten years the Company’s shares have persistently traded at a severe discount to those of the Company’s peers.  The Reporting Persons believe the following factors have contributed to the shares’ trading discount and undervaluation: (1) the Company’s operating performance is at the bottom when measured against that of its peer group; (2) management’s history of inconsistent communications, which the Reporting Persons believe have led to a chronic lack of credibility with analysts and institutional investors; (3) management’s and the board’s history of poor capital allocation, including overpaying for acquisitions and overleveraging the Company’s balance sheet, resulting in excessive enterprise risk compared to the Company’s peers; and (4) the poor corporate governance practices followed by the board members.

On Monday, May 23, 2005, the Reporting Persons met with the board to communicate the Reporting Persons concerns and to make certain recommendations.  During the meeting, the Reporting Persons outlined several initiatives (the “Program”), which the Reporting Persons believe the board, or management at the board’s direction, should immediately undertake.  The Reporting Persons believe that, if properly executed, the Program would significantly improve the Company’s financial results, materially reduce corporate risk, restore management credibility, and ultimately enhance shareholder value.  The Reporting Persons recommended to the board members that they immediately take steps to achieve the following objectives:

•      Reduce balance sheet leverage.

•      Improve operating metrics.

•      Curtail acquisitions.

•      Improve capital ratios.

•      Establish and strictly enforce sound capital allocation discipline which focuses on long-term shareholder value.

•      Dramatically realign executive and board member incentives to emphasize each group’s distinctive roles and duties and long-term shareholder value.

•      Eliminate inconsistent and misleading communications with investors.

•      Recompose the board’s membership including the addition of major shareholder representation.

The Reporting Persons believe that the Company’s persistent discount is a direct result of the Company’s historical strategy of focusing on growth at the expense of improving operations.  The Reporting Persons believe this flawed strategy has created a Company with worse than peer operating metrics, poor corporate governance and executive compensation practices, inferior equity to asset ratios and higher overall enterprise risk than its peers.

The Reporting Persons believe the Company’s compensation plan is flawed due, in part, to conflicts of interest with respect to director compensation.  The directors’ compensation plan, as described in the Company’s most recent proxy statement, includes a highly unusual directors’ “bonus,” the receipt of which is directly tied to whether or not executive management’s bonus targets are met.  The Reporting Persons believe this creates a conflict of interest between the board members’ personal pecuniary interests and the interests of the Company and its shareholders.  For example, the directors covered by the plan cannot objectively approve the Company’s strategic goals, annual budgets for which management will be accountable, management’s bonus targets or adjustments to the metrics by which management’s bonus targets are measured.

The Reporting Persons are aware that the following material appears very confusing and arcane.  We ourselves found it difficult to glean even this much from the long series of disclosures the board has used to purportedly share their compensation policies and practices with shareholders.  Despite the complexity of this discussion, please bear with us and read on.  This material reveals much about our board of directors’ incentives and job performance.

The Reporting Persons believe that the board, due to the conflict of interest, established and benefited from compensation targets which were set below the financial targets disclosed to shareholders for fiscal years 2004 and 2005.  The Reporting Persons also believe that the board made their (and management’s) bonus targets easier to achieve by allowing management to manipulate the definition of “operating earnings,” and by approving a significant number of one-time adjustments and add-backs that artificially increased earnings.

In the Company’s 2000 annual report the board announced a management “operating earnings” goal of $2.00 per share for 2005. The next year, in the Company’s 2001 annual report, the Company provided additional details disclosing annual operating and cash earnings targets depicted on the table below for each year from 2002 through 2005.

For these earnings goals, the Company defined operating earnings as “Net income plus tax-effected add-back of non-operating items such as merger-related, restructuring and integration charges related to recent acquisitions.”  Cash earnings were defined as “Operating Earnings plus tax-effected add-back of intangible amortization and ESOP expenses.”

The March 21, 2003 proxy statement (the “2003 Proxy Statement”) disclosed, for the first time, management cash earnings targets for 2004 and 2005, of $1.70 and $1.95 per share, respectively.  These targets were materially below the previously disclosed cash earnings target ranges of $1.75 - $1.85 for 2004, and $2.10 - $2.15 for 2005, (see table below).  The board did not offer any explanation for why it established compensation targets below the earnings guidance disclosed to investors in 2000, 2001, 2002, and 2003.  Management reaffirmed this guidance in regular presentations to investors throughout 2002, 2003, 2004 and 2005.

Fiscal Year	Operating Earnings	Cash Earnings	Executive Bonus Targets

2002	$1.25 - $1.30 (2)	$1.45 - $1.50 (2)	—

2003	$1.40 - $1.45 (2)	$1.55 - $1.60 (2)	—

2004	$1.65 - $1.75 (2)	$1.75 - $1.85 (2)	$1.70	(3)

2005	$2.00 (1)	$2.10 - $2.15 (2)	$1.95	(3)

(1)   Disclosed first in the 2000 annual report.

(2)   Disclosed first in the 2001 annual report.

(3)   Disclosed first in 2003.

The 2003 Proxy Statement also discloses that in June 2002, the board initiated the Non-Employee Directors Stock Bonus Program giving each non-employee director a bonus of 5,000 shares of the Company’s stock if certain financial objectives were met or exceeded for calendar years 2004, 2005, 2006 or 2007.   This same proxy statement also discloses that the board had voted to tie its own bonus for 2004 and 2005 directly to management’s newly-disclosed inferior cash earnings targets for 2004 and 2005.  Despite having compensation targets for 2004 and 2005 that were below its own guidance to the investment community, management has continued, as recently as January 2005, to guide investors to expect cash earnings of $2.10 or higher without at the same time alerting shareholders that management and the board will receive incentive compensation payments for achieving targets that are almost 10% lower than the $2.10 public target.

Even worse, the board-approved March 22, 2004, proxy statement disclosed that the board had switched their (and management’s) bonus payments from stock to a less risky cash payment program under which each non-employee director would receive a cash bonus equal to the value of 5,000 shares of the Company’s common stock.

Finally, the March 22, 2005 proxy statement (the “2005 Proxy Statement”), further illuminated the board’s pattern of limiting and/or obscuring disclosures and its willingness to obfuscate and/or change Mr. Sidhu’s compensation targets and the definitions used to calculate these targets. In this same proxy statement, shareholders were told for the first time, that the definition of “operating earnings” used in computing Mr. Sidhu’s so-called Tier I bonus and Tier II bonus targets differ materially from the previously disclosed description.  With these latest changes, the definition of “operating earnings” now approximates the Company’s “cash earnings” definition. This change effectively lowered Mr. Sidhu’s 2004 Tier I and Tier II targets by $0.16, or approximately 10%.

The board and management have a long track record of adjusting the calculation of earnings for purposes of determining management incentive compensation.  During the period from 2000 through 2004, the Company generated GAAP earnings of $1.3 billion.  During this same period, the board approved and authorized adjustments and “add-backs” of approximately $571 million, or 31% of operating earnings, for purposes of calculating management and board compensation.  These changes in the aggregate had the effect of artificially increasing compensation related to operating earnings by 44% during this same period. The Reporting Persons believe that the board’s direct pecuniary interest in the bonus targets has resulted in management and the board unfairly receiving bonuses, to which they would not have otherwise been entitled.

Besides the self-dealing inherent in the directors pay program, the directors have approved and received what the Reporting Persons believe is enormously excessive total compensation.  This belief is based on analysis conducted by the Reporting Persons, in which, the Company’s directors’ total remuneration was compared to that of directors serving at companies making up the broader banking industry.  For example, in 2004, each of the Company’s non-employee directors received more total pay then any director of any company in the entire banking industry, including companies like Citigroup Inc. which is approximately 27 times the Company’s size in terms of assets.  Moreover, for the same year, the Company’s directors received approximately four times more pay than was paid to the average director serving on the boards of the Company’s peer group companies.

Finally, and perhaps most tellingly, according to the 2005 Proxy Statement, in March 2004, the board members approved a discriminatory two-class director compensation program under which the first class of directors enjoy the full benefit of the Company’s historical pay program including the questioned bonus program described above, while for their first five years of service the second class of directors receive an annual retainer of $63,000 and customary meeting fees, roughly 25% of what the first-class directors receive.  In 2004, the first class of directors received approximately $313,000.  The board members approved this program before the board appointed Ms. Marian L. Heard, the only director to which it applies, to the board. This program was disclosed in the Company’s 2005 Proxy Statement without further explanation or justification.

The Reporting Persons believe the Company’s board, by instituting and benefiting from the director “bonus” program, by approving the overall excessive amount of director pay, and by instituting the discriminatory two-class pay program have breached trust with the Company’s shareholders.

On May 25, 2005, two days after the Reporting Persons met with the board to express concerns about the Company’s performance and unfair compensation programs, the Company’s board filed a Form 8-K with the SEC describing two actions taken by the board regarding directors’ compensation.  First, the board eliminated the discriminatory aspect of their directors’ compensation program.  Second, the board described an initiative to hire a national compensation consultant to advise the board on directors and officers compensation.  They did not, however, change the excessive amount of the director compensation program or eliminate the objectionable linkage between executive and director bonuses.

In an attachment to the May 25, 2005, Form 8-K, the board also purported to disclose the directors’ compensation program.  The disclosure did not include a description of the provisions of the questionable Non-Employee Directors Bonus Award Program adopted by the board in June 2002.  It is that program with which the Reporting Persons most vociferously object because by virtue of an amendment approved by the board in January 2004, awards under the program are triggered by executive bonus targets.  For those interested in a description of that plan, the Reporting Persons refer them to the Company’s 2005 Proxy Statement, beginning on page 21.

The Reporting Persons believe that the board should immediately begin recomposing itself with the goal of removing all directors who have overseen the Company’s persistent underperformance and approved the director “bonus” and “two-class” compensation programs.  If the board has not completed this process by one week prior to the end of the nominating period for election of directors at the Company’s 2006 annual meeting of shareholders, then the Reporting Persons intend to nominate two qualified persons for election to the Company’s board at such meeting.

The Reporting Persons also intend to hold a “forum” for other shareholders of the Company to discuss the matters described above, particularly those relating to the Company’s chronic underperformance.

The Reporting Persons have asked the board to explain the process it followed in setting the directors’ compensation programs, including whose ideas they were and the board’s justification for the programs in terms of shareholders’ interests.  If this explanation is not forthcoming, the Reporting Persons have reserved the right to request inspection of the Company’s books and records as provided for under Pennsylvania law.

To propel the Company to take decisive action, the Reporting Persons may exercise any and all of their respective rights as shareholders of the Company in a manner consistent with their equity interests. The Reporting Persons believe that stronger stewardship at the board of directors level is essential; therefore, besides their intention under certain circumstances as described above to nominate directors for election to the Company’s board at the Company’s Annual Meeting of Shareholders for 2006, the Reporting Persons may solicit proxies from Shareholders in support of the nominees’ election to the board of directors and/or against the election of certain candidates nominated by the incumbent board.  The Reporting Persons may change this intention depending upon market conditions and the board’s responsiveness and the improvement of its stewardship.

In their efforts to carry out their investment objectives, inform themselves of issues facing the banking industry and the Company and to spur action by the Company’s board members and management, the Reporting Persons may communicate with industry regulators, industry participants, other shareholders, members of the investment community and other relevant parties.

The Reporting Persons may from time-to-time: (1) acquire additional shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise; or (2) dispose of shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

Except as set forth above, as of the date hereof, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)           As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 23,757,189 Shares, constituting 6.51% of the outstanding Shares.  The percentage of Shares owned being based upon 364,677,621 Shares outstanding on April 30, 2005, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the Quarterly Period ended March 31, 2005.  The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	PERCENT OF OUTSTANDING SHARES
RILLC	3,450,637	0.95%
RILP	4,907,609	1.35%
RFP	105,205	0.03%
RCP	220,117	0.06%
RP	98,713	0.03%
RH1	2,248,730	0.62%
RH2	2,178,665	0.60%
RH4	396,397	0.11%
RH6	254,615	0.07%
RH7	142,732	0.04%
RI III	218,595	0.06%
RI VIII	4,648,851	1.27%
RI IX	1,925,255	0.53%
RI X	737,688	0.20%
RI XI	1,126,087	0.31%
RI XII	241,885	0.07%
RI XIV	855,408	0.23%

RILLC, in its capacity as an investment advisor, may be deemed to possess direct beneficial ownership of the 3,450,637 Shares that are owned by its clients and held in accounts it manages.  Additionally, RILLC, as the sole general partner of each of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI VIII, RI IX, RI XI, RI XII and RI XIV collectively, the “Relational LPs” and as the sole managing member of the general partners of RI III and RI X, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the 23,757,189 Shares beneficially owned by RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI IX, RI X, RI XI, RI XII and RI XIV because the limited partnership agreements of the Relational LPs and the investment management agreement for the accounts managed by RILLC specify that RILLC has sole investment discretion and voting authority with respect to those Shares.

Each of Messrs. Whitworth, Batchelder, Reed and Zehentbauer, as Principals of RILLC, may be deemed to share indirect beneficial ownership of the Shares which RILLC may beneficially own.  Each of Messrs. Whitworth, Batchelder, Reed and Zehentbauer disclaims beneficial ownership of such Shares for all other purposes.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(b) RILP has the sole power to vote or direct the vote of 4,907,609 Shares and the sole power to dispose or direct the disposition of such Shares.
RFP has the sole power to vote or direct the vote of 105,205 Shares and the sole power to dispose or direct the disposition of such Shares.
RCP has the sole power to vote or direct the vote of 220,117 Shares and the sole power to dispose or direct the disposition of such Shares.
RP has the sole power to vote or direct the vote of 98,713 Shares and the sole power to dispose or direct the disposition of such Shares.
RH1 has the sole power to vote or direct the vote of 2,248,730 Shares and the sole power to dispose or direct the disposition of such Shares.
RH2 has the sole power to vote or direct the vote of 2,178,665 Shares and the sole power to dispose or direct the disposition of such Shares.
RH4 has the sole power to vote or direct the vote of 396,397 Shares and the sole power to dispose or direct the disposition of such Shares.
RH6 has the sole power to vote or direct the vote of 254,615 Shares and the sole power to dispose or direct the disposition of such Shares.
RH7 has the sole power to vote or direct the vote of 142,732 Shares and the sole power to dispose or direct the disposition of such Shares.
RI III has the sole power to vote or direct the vote of 218,595 Shares and the sole power to dispose or direct the disposition of such Shares.
RI VIII has the sole power to vote or direct the vote of 4,648,851 Shares and the sole power to dispose or direct the disposition of such Shares.
RI IX has the sole power to vote or direct the vote of 1,925,255 Shares and the sole power to dispose or direct the disposition of such Shares.
RI X has the sole power to vote or direct the vote of 737,688 Shares and the sole power to dispose or direct the disposition of such Shares.
RI XI has the sole power to vote or direct the vote of 1,126,087 Shares and the sole power to dispose or direct the disposition of such Shares.
RI XII has the sole power to vote or direct the vote of 241,885 Shares and the sole power to dispose or direct the disposition of such Shares.
RI XIV has the sole power to vote or direct the vote of 855,408 Shares and the sole power to dispose or direct the disposition of such Shares.

RILLC has the sole power to vote or direct the vote of 3,450,637 Shares held by accounts which it manages, and the sole power to dispose or direct the disposition of such Shares.  In addition, RILLC, as sole general partner of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI VIII, RI IX, RI XI, RI XII and RI XIV and as the sole managing member of the general partners of RI III and RI X, may be deemed to have the sole power to vote or direct the vote of 20,306,552 Shares held by such Reporting Persons, and the sole power to dispose or direct the disposition of such Shares.

Messrs. Batchelder, Whitworth, Reed and Zehentbauer, as the Principals of RILLC, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the 23,757,189 Shares beneficially owned by the Reporting Persons.

(c) Information concerning transactions in the Shares by the Reporting Persons since May 26, 2005 (the date of our last filing) is set forth in Exhibit A filed with this Statement.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by the account managed by RILLC may be delivered to such account and a portion of profits, if any, may be paid to a consultant as further described in Item 6 below.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

RILLC has an agreement with Castle Creek Financial LLC to provide consulting services with respect to evaluating the Reporting Persons’ investment in the Company’s common shares.  In exchange for these services Castle Creek Financial will receive a fee based on a percentage of the Reporting Persons’ net profits over a hurdle rate from its investment in the Company’s common shares, if any.

Item 7.	Material to Be Filed as Exhibits
The following Exhibits are filed herewith:
Exhibit A – Information concerning transactions in the Shares affected by the Reporting Persons since May 26, 2005 (the date of our last filing).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 7, 2005

RELATIONAL INVESTORS, L.P.

RELATIONAL FUND PARTNERS, L.P.

RELATIONAL COAST PARTNERS, L.P.

RELATIONAL PARTNERS, L.P.

RH FUND 1, L.P.

RH FUND 2, L.P.

RH FUND 4, L.P.

RH FUND 6, L.P.

RH FUND 7, L.P.

RELATIONAL INVESTORS III, L.P.

RELATIONAL INVESTORS VIII, L.P.

RELATIONAL INVESTORS IX, L.P.

RELATIONAL INVESTORS X, L.P.

RELATIONAL INVESTORS XI, L.P.

RELATIONAL INVESTORS XII, L.P.

RELATIONAL INVESTORS XIV, L.P.

By:		RELATIONAL INVESTORS, LLC
as general partner to each, except as the sole managing member of the general partners of Relational Investors III, L.P. and Relational Investors X, L.P.

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder

/s/ Joel L. Reed
Joel L. Reed

/s/ James J. Zehentbauer
James J. Zehentbauer

EXHIBIT INDEX

Exhibit	Description

A.	Information concerning transactions in the Shares affected by Reporting Persons since May 26, 2005 (the date of our last filing).